Filed Pursuant to Rule 433

Registration Statement No. 333-222979

Pricing Term Sheet

July 29, 2019

Union Pacific Corporation

3.550% Notes due 2039 (the “2039 Notes”)

3.950% Notes due 2059 (the “2059 Notes”)

Issuer:	Union Pacific Corporation

Expected Ratings (Moody’s / S&P):	Baa1/A-*

Principal Amount:	2039 Notes: $500,000,000 2059 Notes: $500,000,000

Trade Date:	July 29, 2019

Settlement Date:	August 5, 2019 (T+5)**

Maturity Date:	2039 Notes: August 15, 2039 2059 Notes: August 15, 2059

Interest Payment Dates:	2039 Notes: February 15 and August 15, commencing on February 15, 2020 2059 Notes: February 15 and August 15, commencing on February 15, 2020

Coupon:	2039 Notes: 3.550% 2059 Notes: 3.950%

Price to Public:	2039 Notes: 99.715% of Principal Amount 2059 Notes: 99.203% of Principal Amount

Yield to Maturity:	2039 Notes: 3.570% 2059 Notes: 3.990%

Benchmark Treasury:	2039 Notes: 3.000% UST due February 15, 2049 2059 Notes: 3.000% UST due February 15, 2049

Benchmark Treasury Price/Yield:	2039 Notes: 108-14 / 2.590% 2059 Notes: 108-14 / 2.590%

Spread to Benchmark Treasury:	2039 Notes: +98 basis points 2059 Notes: +140 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to February 15, 2039 for the 2039 Notes and February 15, 2059 for the 2059 Notes, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points, in the case of the 2039 Notes and 25 basis points, in the case of the 2059 Notes, in each case, plus accrued and unpaid interest to the date of redemption.

Par Call:

2039 Notes: At any time on or after February 15, 2039, at 100% plus accrued and unpaid interest to the date of redemption.

2059 Notes: At any time on or after February 15, 2059, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	2039 Notes: 907818 FD5 / US907818FD57 2059 Notes: 907818 FE3 / US907818FE31

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is concurrently offering the 2039 Notes and the 2059 Notes.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that the Notes will be delivered against payment therefor on or about August 5, 2019, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing or the next two business days should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

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